Mail Stop 4561

October 19, 2007

Mickey L. Jones
Treasurer and Principal Financial and Accounting Officer
Citizens Financial Services, Inc.
15 South Main Street
Mansfield, Pennsylvania 16933

      RE: Citizens Financial Services, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 13, 2007
              File Number 000-13222

Dear Mr. Jones:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Kevin W. Vaughn
              Branch Chief